UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Paratek Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

699374302

(CUSIP Number)

Anne-Mari Paster

1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, Channel Islands, UK

+44 (0)1481 713843

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89354M106	13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,114,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,114,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 14,417,936 shares of common stock (the “Common Stock”) of Paratek Pharmaceuticals, Inc. (the “Issuer”) outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund III GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,114,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,114,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund III G.P., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,114,525
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,114,525
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,114,525
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 7 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund IV G.P. Manager, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 395,187
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 395,187
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 395,187
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 8 of 18 Pages

1	NAMES OF REPORTING PERSONS K/S Danish BioVenture
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 635,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 635,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 9 of 18 Pages

1	NAMES OF REPORTING PERSONS Danish BioVenture General Partner ApS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 635,572
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 635,572
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 635,572
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 10 of 18 Pages

1	NAMES OF REPORTING PERSONS Omega Fund Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,145,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,145,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 11 of 18 Pages

1	NAMES OF REPORTING PERSONS Sigma Holding Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,145,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,145,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 12 of 18 Pages

1	NAMES OF REPORTING PERSONS Otello Stampacchia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,145,284
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,145,284
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,145,284
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.9% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Based on 14,417,936 shares of Common Stock of the Issuer outstanding immediately after the closing of the Merger (as defined below) on October 30, 2014, as disclosed by the Issuer in its Current Report on Form 8-K filed on October 31, 2014.

CUSIP No. 89354M106	13D	Page 13 of 18 Pages

Item 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the Common Stock of Paratek Pharmaceuticals, Inc., a Delaware corporation. The principal executive offices of the Issuer are located at 75 Kneeland Street, Boston, MA 02111.

Item 2.	Identity and Background.

(a) - (c), (f)	This Statement is being filed by:

Omega Fund III, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Omega III”), Omega Fund III GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega III GP LP”), Omega Fund III G.P., Ltd., an exempted limited company organized under the laws of the Cayman Islands (“Omega III GP Ltd”), Omega Fund IV, L.P., an exempted limited partnership organized under the laws of the Cayman Islands (“Omega IV”), Omega Fund IV GP, L.P., an exempted limited partnership organized under the laws of the Cayman Islands, (“Omega IV GP LP”), Omega Fund IV G.P. Manager, Ltd., an exempted limited company organized under the laws of the Cayman Islands, (“Omega IV GP Ltd”), K/S Danish BioVenture, a limited partnership organized under the laws of Denmark (“Danish BV”), Danish BV General Partner ApS, a company organized under the laws of Denmark (“Danish BioVenture GP”), Omega Fund Management Limited, a Guernsey registered limited company (“Omega Management”), Sigma Holding Limited, a Guernsey registered limited company (“Sigma”), and Otello Stampacchia, an Italian citizen (“Stampacchia”) (each, a “Reporting Person” and collectively, the “Reporting Persons”). The reported securities are owned directly by Omega III, Omega IV and Danish BV (which may be collectively referred to herein as the “Funds”). Stampacchia is the sole shareholder of Sigma.

The address of the principal business and principal office of Omega III, Omega III GP LP, Omega III GP Ltd, Omega IV, Omega IV GP LP, Omega IV GP Ltd, Omega Management, Sigma and Stampacchia is: 1 Royal Plaza, Royal Avenue, St. Peter Port, Guernsey GY1 2HL, Channel Islands, UK. The address of the principal business office of Danish BV and Danish BioVenture GP is: c/o Gorrissen Federspiel, 12 H.C. Andersens Blvd, Copenhagen, Denmark. Set forth on Schedule I hereto is the name, position and business address of each Reporting Person’s controlling persons, if any.

The principal business of the Funds is to invest in growth-oriented businesses active in the life sciences field generally. The principal business of Omega III GP LP is to act as the sole general partner of Omega III. The principal business of Omega III GP Ltd is to act as the sole general partner of Omega III GP LP. The principal business of Omega IV GP LP is to act as the sole general partner of Omega IV. The principal business of Omega IV GP Ltd is to act as the sole general partner of Omega IV GP LP. The principal business of Danish BioVenture GP is to act as the sole general partner of Danish BV. The principal business of Omega Management is to act as the sole shareholder of Omega III GP Ltd. and of other similar general partners of other funds, and to manage venture capital investment funds. The principal business of Sigma is to act as sole shareholder of Omega Management. The principal business of Stampacchia is to act as an advisor to companies in the life sciences industry.

(d) and (e)	During the last five years, none of the Reporting Persons, nor any individual identified in Schedule I hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 89354M106	13D	Page 14 of 18 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the consummation of the business combination between Transcept Pharmaceuticals, Inc. (“Transcept”) and Paratek Pharmaceuticals, Inc. (“Paratek”), and in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of June 30, 2014, by and among Transcept, Paratek, Tigris Merger Sub, Inc., a wholly owned subsidiary of Trancept (“Merger Sub”), and Tigris Acquisition Sub, LLC (“Merger LLC”), pursuant to which Merger Sub merged with and into Paratek, with Paratek surviving as a wholly owned subsidiary of the Issuer (the “Merger”), the Reporting Persons received an aggregate of 2,145,284 shares of Common Stock of the Issuer (which included warrants to purchase 6,412 shares of Common Stock of the Issuer) in exchange for all of its equity securities in Paratek.

Item 4.	Purpose of Transaction.

The shares of Common Stock of the Issuer held by the Reporting Persons were acquired pursuant to the Merger. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and, depending on various factors, including, without limitation, the Issuer’s financial position, the price levels of the Common Stock, conditions in the securities market and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation, purchasing shares of Common Stock; selling shares of Common Stock; taking any action to further change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or otherwise changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a), (b) The aggregate number and percentage of shares of Common Stock of the Issuer owned by each Reporting Person are (i) based upon 14,417,936 shares of Common Stock outstanding, (ii) assume the exercise of all warrants to purchase Common Stock exercisable within 60 days of the date of this report beneficially owned by such Reporting Person.

The Reporting Persons may be deemed to beneficially own an aggregate of 2,145,284 shares of Common Stock as a result of their beneficial ownership of (i) 2,138,872 shares of Common Stock; and (ii) 6,412 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. This aggregate number represents approximately 14.87% of the total shares of the Common Stock currently outstanding.

Each Report Person may be deemed to beneficially own the shares set forth below:

Omega III	—	1,114,525, including 4,083 warrants
Omega III GP LP	—	1,114,525, including 4,083 warrants
Omega III GP Ltd	—	1,114,525, including 4,083 warrants
Omega IV	—	395,187
Omega IV GP LP	—	395,187
Omega IV GP Ltd	—	395,187
Danish BV	—	635,572, including 2,329 warrants
Danish BioVenture GP	—	635,572, including 2,329 warrants
Omega Management	—	2,145,284, including 6,412 warrants
Sigma Holding	—	2,145,284, including 6,412 warrants
Stampacchia	—	2,145,284, including 6,412 warrants

The Reporting Persons may be deemed, on an aggregate basis, to have shared power to vote and dispose of 2,145,284 shares of Common Stock as a result of their beneficial ownership of (i) 2,138,872 shares of Common Stock; and (ii) 6,412 shares of Common Stock that may be purchased upon the exercise of warrants that are exercisable within 60 days of the date of this report. Each Reporting Person has shared power to vote and dispose of the shares beneficially owned by it.

(c)	Not applicable, expect as otherwise disclosed herein.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 89354M106	13D	Page 15 of 18 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The shares of Common Stock of the Issuer held of record by each of Omega III, Omega IV, and Danish BV are subject to lock-up agreements pursuant to which each such record holder has agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to, shares of the Common Stock, including, as applicable, shares received upon exercise of the warrants referred to above, for a period of 90 days following the completion of the Merger on October 30, 2014.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement.

Exhibit 2	Form of Lock Up Agreement.

CUSIP No. 89354M106	13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Omega Fund III, L.P.

Date: November 10, 2014	By:	Omega Fund III GP, L.P.
its General Partner

	By:	Omega Fund III G.P., Ltd.
its General Partner

	By:	/s/ David Boston
	Name:	David Boston
	Title:	Director

Omega Fund III GP, L.P.

	By:	Omega Fund III G.P., Ltd.
its General Partner

	By:	/s/ David Boston
	Name:	David Boston
	Title:	Director

Omega Fund III G.P., Ltd.

	By:	/s/ David Boston
	Name:	David Boston
	Title:	Director

Omega Fund IV, L.P.

	By:	Omega Fund IV GP, L.P.
its General Partner

	By:	Omega Fund IV GP Manager, Ltd.
its General Partner

	By:	/s/ Richard J. Lim
	Name:	Richard J. Lim
	Title:	Director

Omega Fund IV GP, L.P.

	By:	Omega Fund IV GP Manager, Ltd.
its General Partner

	By:	/s/ Richard J. Lim
	Name:	Richard J. Lim
	Title:	Director

CUSIP No. 89354M106	13D	Page 17 of 18 Pages

Omega Fund IV GP Manager, Ltd.

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

K/S Danish BioVenture

By:	Danish BioVenture General Partner ApS
its General Partner

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Danish BioVenture General Partner ApS

By:	/s/ Richard J. Lim
Name:	Richard J. Lim
Title:	Director

Omega Fund Management Limited

By:	/s/ David Boston
Name:	David Boston
Title:	Director

Sigma Holding Company

By:	/s/ David Boston
Name:	David Boston
Title:	Director

Otello Stampacchia

/s/ Otello Stampacchia
Name:	Otello Stampacchia

CUSIP No. 89354M106	13D	Page 18 of 18 Pages

SCHEDULE I

CONTROLLING PERSONS OF THE REPORTING PERSONS

Name	Position	Business Address
Otello Stampacchia	Director, Danish BioVentures GP and Omega IV GP Manager	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, Channel Islands, UK

Renee Aguiar-Lucander	Director, Danish BioVentures GP and Omega IV GP Manager	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, Channel Islands, UK

Richard J. Lim	Director, Danish BioVentures GP and Omega IV GP Manager	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, Channel Islands, UK

Anne-Mari Paster	Director, Danish BioVentures GP and Omega IV GP Manager	1 Royal Plaza, Royal Avenue, St Peter Port, Guernsey GY1 2HL, Channel Islands, UK